SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Tropicana Entertainment Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

89708X 105
(CUSIP Number)

Andrew Langham, Esq.
General Counsel
Icahn Enterprises G.P. Inc.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on March 9, 2010 by the Reporting Persons, as amended by Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 thereto (as amended, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 (the "Shares") issued by Tropicana Entertainment Inc. (the "Issuer") is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of this Schedule 13D is amended by adding the following:

On August 6, 2015, the Issuer disclosed in its Quarterly Report on Form 10-K that its board of directors had authorized a stock repurchase program (the "Program") pursuant to which the Issuer may, from time to time, repurchase up to $50 million of its Shares. The Reporting Persons do not intend to sell Shares pursuant to the Program and, accordingly, the percentage of the Issuer's outstanding Shares beneficially owned by the Reporting Persons (the "Percentage Ownership") may increase during the Program. The Reporting Persons intend to report a change in their Percentage Ownership periodically during the life of the Program by filing an amendment to this Schedule 13D promptly following each filing by the Issuer of a report with the Securities and Exchange Commission which shows a change in the Issuer's outstanding Shares. Assuming that the Issuer were to repurchase the maximum number of Shares authorized under the Program at a price per share of $16.20 (i.e., the closing price of the Shares on August 14, 2015), the Percentage Ownership of the Reporting Persons would increase from 67.89% as of the date hereof (based upon the 26,312,500 Shares stated to be outstanding as of August 5, 2015 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2015) to 76.91%. There can be no assurance that the Issuer will repurchase any Shares at such price or any other price.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 17,862,706 Shares, representing approximately 67.89% of the Issuer's outstanding Shares (based upon the 26,312,500 Shares stated to be outstanding as of August 5, 2015 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2015).  The disclosure set forth in Item 4 above regarding the Program is hereby incorporated by reference into this Item 5(a).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2015

BECKTON CORP.

By:            /s/ Edward E. Mattner
Name:            Edward E. Mattner
Title:            Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.

By:            Icahn Enterprises G.P. Inc., its general partner

By:            /s/ SungHwan Cho
Name:                          SungHwan Cho
Title:            Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name:                          SungHwan Cho
Title:            Chief Financial Officer

CARL C. ICAHN

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Amendment No. 6 to Schedule 13D – Tropicana Entertainment Inc.]